

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2011

<u>Via E-mail</u>
Mr. Gregory Jung
Chief Financial Officer
Pazoo, Inc.
15A Saddle Road
Cedar Knolls, NJ 07927-1901

> **Re: Pazoo, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 18, 2011**
> **File No. 333-178037**

Dear Mr. Jung:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, we note the following deficiencies:

- failure to consistently state that the shares being offered will be sold at a fixed price of $.005 until a market is established;
- incomplete selling security holder table in that it does not identify all of the selling security holders and the column reflecting number of shares being offered for sale by all security holders indicates that "0" shares will be sold;
- omission of the undertakings required by Item 17 of Form S-1; and
- omission of certain signatures and failure to properly identify individuals who signed the registration statement, as required by Form S-1.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director